Healthy Choice Wellness Corp.

3800 North 28th Way

Hollywood, FL 33020

July 21, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Eddie Kim
Re:	Healthy Choice Wellness Corp.
Registration Statement on Form S-1
File No. 333-288471
REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Mr. Kim:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Healthy Choice Wellness Corp. (the “Registrant”) hereby respectfully requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-288471) (the “Registration Statement”), so that it may become effective at 5:30 p.m. Eastern Time on July 23, 2025, or as soon as practicable thereafter.

The Registrant hereby authorizes Martin T. Schrier to orally modify or withdraw this request for acceleration.

We respectfully request that we be notified of such effectiveness by a telephone call to Mr. Schrier at (305) 704-5954.

Very truly yours,

HEALTHY CHOICE WELLNESS CORP.

/s/ Jeffrey Holman
Jeffrey Holman
Chief Executive Officer